UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

RADIOSHACK CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	1-5571	75-1047710
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

300 RadioShack Circle, Mail Stop CF4-101, Fort Worth, Texas 76102

(Address of principal executive offices) (Zip code)

Chris Anderson (817) 415-3840

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 RadioShack Corporation has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Our Conflict Minerals Report filed for the calendar year ending December 31, 2013 is available at www.radioshackcorporation.com, then > Citizenship > Responsibility.

Conflict Minerals Report

Our Conflict Minerals Report for the calendar year ending December 31, 2013 is filed herewith as Exhibit 1.02.

Item 2.01. Exhibits.

Exhibit 1.02	Conflict Minerals Report of RadioShack Corporation for the Year Ending December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADIOSHACK CORPORATION
(Registrant)

/s/ John W. Feray		May 30, 2014
By:	John W. Feray,
Executive Vice President and Chief Financial Officer